January 4, 2010

Via EDGAR

U.S. Securities and Exchange Commission
100 F. Street N.E.
Washington, D.C.  20549

Attn:	Ms. Patricia Page Williams
Division of Investment Management

Re:	Monteagle Funds
Pre-Effective Amendment No. 1
Registration Statement on Form N-14
File No. 333-163118

Request that Registration Statement on Form N-14 be Declared Effective on January 5, 2010 ..

Dear Ms. Williams:

Registrant and its principal underwriter are submitting a request for acceleration of the effective date of the Registration Statement on Form N-14.  The date upon which it is desired that the registration statement shall become effective is Tuesday, January 5, 2010 or as soon thereafter as possible.  In making this request Registrant and the principal underwriter are confirming that they are aware of their obligations under the Act.  Attached to this correspondence is a letter from Registrant’s principal underwriter.  Pursuant to Rule 461 under the Securities Act of 1933 (the “Act”)

Registrant is aware of its obligations under the Securities Act of 1933 and acknowledges that:

•	Registrant is responsible for the adequacy and accuracy of the disclosure in Registrant's filings;

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to such filings; and

Monteagle Funds N-14
Securities and Exchange Commission
January 4, 2010

•	Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Additionally, please be advised that the following scheduling of the Shareholder Meeting and Reorganization has shifted and will be included in a subsequent definitive filing:

-	Shareholder of Record Date - 01/06/10
-	Shareholder Notice of Meeting Date - 01/08/10
-	Shareholder Meeting Date - 01/22/10
-	Reorganization Completion Date – 01/25/10

If you have any questions, comments, or desire further information, contact me at any time at (325) 669-8023 or Trust counsel, Charles W. Lutter, Jr. (“Chuck”), at (210) 496-5438.

Sincerely,
MONTEAGLE FUNDS
Paul B. Ordonio, JD

January 4, 2010

VIA ELECTRONIC TRANSMISSION

Securities and Exchange Commission
Public Filing Desk
100 F Street, N.E.
Washington, D.C. 20549

Re:	Memorial Funds (the "Trust") File Nos. 333-41461; 811-08529

Dear Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, we hereby respectfully request acceleration of the effective date of the Registration Statement on Form N-14 (File No. 33341461) so that such Registration Statement (Pre-Effective Amendment No. 1 was filed on December 16, 2009) may be declared effective on Tuesday January 5, 2010, promulgated under the Securities Act of 1933.

The Trust hereby acknowledges that (i) should the Securities and Exchange Commission (the “Commission”) or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Trust may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning this request please contact Paul Ordonio (325-669-8023) or me at (866-779-9700).

Sincerely,
MATRIX CAPITAL GROUP

David Ganley
Senior Vice President

Matrix Capital Group, Inc.
630 Fitzwatertown Road
Building A, 2nd Floor
Willow Grove, PA  19090-1904